Exhibit 4.22

CONFIDENTIAL

1999 DEC-8 P 3:20

PUBLIC HEALTH SERVICE

PATENT LICENSE AGREEMENT-NONEXCLUSIVE

COVER PAGE

For PHS internal use only:

Patent License Number: L-165-99/0

Serial Number(s) of Licensed Patent(s) and/or Patent Application(s): 06/602,945; 06/602946; 06/643,729; 06/785,638; 07/117,937

Licensee: Trinity Biotech Plc

Cooperative Research and Development Agreement (CRADA) Number (if applicable): N/A

Additional Remarks: Trinity Biotech currently manufactures all of its HIV test kits in Ireland. It is currently Trinity Biotech’s intention to continue manufacturing HIV test kits for worldwide distribution from its Irish manufacturing site. However, any new plant, built by Trinity Biotech, for production of HIV test kits for sale in the United States, must be built in the United States, as stated in the U.S. Manufacturing Waiver dated November 3, 1999, a copy of which is included in Appendix G.

Public Benefit(s): N/A

This Patent License Agreement, hereinafter referred to as the “Agreement”, consists of this Cover Page, an attached Agreement, a Signature Page, Appendix A (List of Patent(s) and/or Patent Application(s)), Appendix B (Fields of Use and Territory), Appendix C (Royalties), Appendix D (Modifications), Appendix E (Benchmarks), Appendix F (Commercial Development Plan) and Appendix G (U.S. Manufacturing Waiver). The Parties to this Agreement are:

1)	The National Institutes of Health (“NIH”), the Centers for Disease Control and Prevention (“CDC”), or the Food and Drug Administration (“FDA”), hereinafter singly or collectively referred to as “PHS”, agencies of the United States Public Health Service within the Department of Health and Human Services (“DHHS”); and

2)	The person, corporation, or institution identified above and/or on the Signature Page, having offices at the address indicated on the Signature Page, hereinafter referred to as “Licensee”.

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PHS PATENT LICENSE AGREEMENT-NONEXCLUSIVE

PHS and Licensee agree as follows:

1.	BACKGROUND

1.01	In the course of conducting biomedical and behavioral research, PHS investigators made inventions that may have commercial applicability.

1.02	By assignment of rights from PHS employees and other inventors, DHHS, on behalf of the United States Government, owns intellectual property rights claimed in any United States and/or foreign patent applications or patents corresponding to the assigned inventions. DHHS also owns any tangible embodiments of these inventions actually reduced to practice by PHS.

1.03	The Secretary of DHHS has delegated to PHS the authority to enter into this Agreement for the licensing of rights to these inventions.

1.04	PHS desires to transfer these inventions to the private sector through commercialization licenses to facilitate the commercial development of products and processes for public use and benefit.

1.05	Licensee desires to acquire commercialization rights to certain of these inventions in order to develop processes, methods, and/or marketable products for public use and benefit.

2.	DEFINITIONS

2.01	“Benchmarks” mean the performance milestones that are set forth in Appendix E.

2.02	“Commercial Development Plan” means the written commercialization plan attached as Appendix F.

2.03	“First Commercial Sale” means the initial transfer by or on behalf of Licensee or its sublicensees of Licensed Products or the initial practice of a Licensed Process by or on behalf of Licensee or its sublicensees in exchange for cash or some equivalent to which value can be assigned for the purpose of determining Net Sales.

2.04	“Government” means the Government of the United States of America.

2.05	“Licensed Fields of Use” means the fields of use identified in Appendix B.

2.06	“Licensed Patent Rights” shall mean:

a)	Patent applications (including provisional patent applications and PCT patent applications) and/or patents listed in Appendix A, all divisions and continuations of these applications, all patents issuing from such applications, divisions, and continuations, and any reissues, reexaminations, and extensions of all such patents;

b)	to the extent that the following contain one or more claims directed to the invention or inventions disclosed in a) above: i) continuations-in-part of a) above; ii) all divisions and continuations of these continuations-in-part; iii) all patents issuing from such continuations-in-part, divisions, and continuations; iv) priority patent application(s) of a) above; and v) any reissues, reexaminations, and extensions of all such patents;

c)	to the extent that the following contain one or more claims directed to the invention or inventions disclosed in a) above: all counterpart foreign and U.S. patent applications and patents to a) and b) above, including those listed in Appendix A.

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Licensed Patent Rights shall not include b) or c) above to the extent that they contain one or more claims directed to new matter which is not the subject matter disclosed in a) above.

2.07	“Licensed Process(es)” means processes which, in the course of being practiced would, in the absence of this Agreement, infringe one or more claims of the Licensed Patent Rights that have not been held invalid or unenforceable by an unappealed or unappealable judgment of a court of competent jurisdiction.

2.08	“Licensed Product(s)” means tangible materials which, in the course of manufacture, use, sale, or importation would, in the absence of this Agreement, infringe one or more claims of the Licensed Patent Rights that have not been held invalid or unenforceable by an unappealed or unappealable judgment of a court of competent jurisdiction.

2.09	“Licensed Territory” means the geographical area identified in Appendix B.

2.10	“Net Sales” means the total gross receipts for sales of Licensed Products or practice of Licensed Processes by or on behalf of Licensee or its sublicensees, and from leasing, renting, or otherwise making Licensed Products available to others without sale or other dispositions, whether invoiced or not, less returns and allowances, packing costs, insurance costs, freight out, taxes or excise duties imposed on the transaction (if separately invoiced), and wholesaler and cash discounts in amounts customary in the trade to the extent actually granted. No deductions shall be made for commissions paid to individuals, whether they be with independent sales agencies or regularly employed by Licensee, or sublicensees, and on its payroll, or for the cost of collections.

2.11	“Practical Application” means to manufacture in the case of a composition or product, to practice in the case of a process or method, or to operate in the case of a machine or system; and in each case, under such conditions as to establish that the invention is being utilized and that its benefits are to the extent permitted by law or Government regulations available to the public on reasonable terms.

3.	GRANT OF RIGHTS

3.01	PHS hereby grants and Licensee accepts, subject to the terms and conditions of this Agreement, a nonexclusive license under the Licensed Patent Rights in the Licensed Territory to make and have made, to use and have used, to sell and have sold, to offer to sell, and to import any Licensed Products in the Licensed Fields of Use and to practice and have practiced any Licensed Processes in the Licensed Fields of Use.

3.02	This Agreement confers no license or rights by implication, estoppel, or otherwise under any patent applications or patents of PHS other than Licensed Patent Rights regardless of whether such patents are dominant or subordinate to Licensed Patent Rights.

4.	SUBLICENSING

4.01	Licensee has no right to sublicense.

5.	STATUTORY AND PHS REQUIREMENTS AND RESERVED GOVERNMENT RIGHTS

5.01	Prior to the First Commercial Sale, Licensee agrees to provide PHS reasonable quantities of Licensed Products or materials made through the Licensed Processes for PHS research use.

5.02	Licensee agrees that products used or sold in the United States embodying Licensed Products or produced through use of Licensed Processes shall be manufactured substantially in the United States, unless a written waiver is obtained in advance from PHS.

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6.	ROYALTIES AND REIMBURSEMENT

6.01	Licensee agrees to pay to PHS a noncreditable, nonrefundable license issue royalty as set forth in Appendix C within thirty (30) days from the date that this Agreement becomes effective.

6.02	Licensee agrees to pay to PHS a nonrefundable minimum annual royalty as set forth in Appendix C. The minimum annual royalty is due and payable on January 1 of each calendar year and may be credited against any earned royalties due for sales made in that year. The minimum annual royalty due for the first calendar year of this Agreement may be prorated according to the fraction of the calendar year remaining between the effective date of this Agreement and the next subsequent January 1.

6.03	Licensee agrees to pay PHS earned royalties as set forth in Appendix C.

6.04	Licensee agrees to pay PHS benchmark royalties as set forth in Appendix C.

6.05	A patent or patent application licensed under this Agreement shall cease to fall within the Licensed Patent Rights for the purpose of computing earned royalty payments in any given country on the earliest of the dates that a) the application has been abandoned and not continued, b) the patent expires or irrevocably lapses, or c) the claim has been held to be invalid or unenforceable by an unappealed or unappealable decision of a court of competent jurisdiction or administrative agency.

6.06	No multiple royalties shall be payable because any Licensed Products or Licensed Processes are covered by more than one of the Licensed Patent Rights.

6.07	On sales of Licensed Products by Licensee to sublicensees or on sales made in other than an arm’s-length transaction, the value of the Net Sales attributed under this Article 6 to such a transaction shall be that which would have been received in an arm’s-length transaction, based on sales of like quantity and quality products on or about the time of such transaction.

6.08	With regard to expenses associated with the preparation, filing, prosecution, and maintenance of all patent applications and patents included within the Licensed Patent Rights incurred by PHS prior to the effective date of this Agreement, Licensee shall pay to PHS, as an additional royalty, within sixty (60) days of PHS’s submission of a statement and request for payment to Licensee, an amount equivalent to such patent expenses previously incurred by PHS.

6.09	With regard to expenses associated with the preparation, filing, prosecution, and maintenance of all patent applications and patents included within the Licensed Patent Rights incurred by PHS on or after the effective date of this Agreement, PHS, at its sole option, may require Licensee:

(a) to pay PHS on an annual basis, within sixty (60) days of PHS’s submission of a statement and request for payment, a royalty amount equivalent to all such patent expenses incurred during the previous calendar year(s); or

(b) to pay such expenses directly to the law firm employed by PHS to handle such functions. However, in such event, PHS and not Licensee shall be the client of such law firm.

Under exceptional circumstances, Licensee may be given the right to assume responsibility for the preparation, filing, prosecution, or maintenance of any patent application or patent included with the Licensed Patent Rights. In that event, Licensee shall directly pay the attorneys or agents engaged to prepare, file, prosecute, or maintain such patent applications or patents and shall provide to PHS copies of each invoice associated with such services as well as documentation that such invoices have been paid.

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6.10	Licensee may elect to surrender its rights in any country of the Licensed Territory under any Licensed Patent Rights upon sixty (60) days written notice to PHS and owe no payment obligation under Article 6.09 for patent-related expenses incurred in that country after the effective date of such written notice.

7.	PATENT FILING, PROSECUTION, AND MAINTENANCE

7.01	PHS agrees to take responsibility for the preparation, filing, prosecution, and maintenance of any and all patent applications or patents included in the Licensed Patent Rights.

8.	RECORD KEEPING

8.01	Licensee agrees to keep accurate and correct records of Licensed Products made, used, sold, or imported and Licensed Processes practiced under this Agreement appropriate to determine the amount of royalties due PHS. Such records shall be retained for at least five (5) years following a given reporting period and shall be available during normal business hours for inspection at the expense of PHS by an accountant or other designated auditor selected by PHS for the sole purpose of verifying reports and payments hereunder. The accountant or auditor shall only disclose to PHS information relating to the accuracy of reports and payments made under this Agreement. If an inspection shows an underreporting or underpayment in excess of five percent (5%) for any twelve (12) month period, then Licensee shall reimburse PHS for the cost of the inspection at the time Licensee pays the unreported royalties, including any late charges as required by Paragraph 9.07 of this Agreement. All payments required under this Paragraph shall be due within thirty (30) days of the date PHS provides Licensee notice of the payment due.

8.02	Licensee agrees to have an audit of sales and royalties conducted by an independent auditor at least every two (2) years if annual sales of the Licensed Product or Licensed Processes are over two (2) million dollars. The audit shall address, at a minimum, the amount of gross sales by or on behalf of Licensee during the audit period, terms of the license as to percentage or fixed royalty to be remitted to the Government, the amount of royalty funds owed to the Government under this Agreement, and whether the royalty amount owed has been paid to the Government and is reflected in the records of the Licensee. The audit shall also indicate the PHS license number, product, and the time period being audited. A report certified by the auditor shall be submitted promptly by the auditor directly to PHS on completion. Licensee shall pay for the entire cost of the audit.

9.	REPORTS ON PROGRESS, BENCHMARKS, SALES, AND PAYMENTS

9.01	Prior to signing this Agreement, Licensee has provided to PHS the Commercial Development Plan at Appendix F, under which Licensee intends to bring the subject matter of the Licensed Patent Rights to the point of Practical Application. This Commercial Development Plan is hereby incorporated by reference into this Agreement. Based on this plan, performance Benchmarks are determined as specified in Appendix E.

9.02

Licensee shall provide written annual reports on its product development progress or efforts to commercialize under the Commercial Development Plan for each of the Licensed Fields of Use within sixty (60) days after December 31 of each calendar year. These progress reports shall include, but not be limited to: progress on research and development, status of applications for regulatory approvals, manufacturing, marketing, importing, and sales during the preceding calendar year, as well as plans for the present calendar year. PHS also encourages these reports to include information on any of Licensee’s public service activities that relate to the Licensed Patent Rights. If reported progress differs from that projected in the Commercial Development Plan and Benchmarks, Licensee shall explain the reasons for such differences. In any such annual report, Licensee may propose amendments to the Commercial Development Plan, acceptance of which by PHS may not be denied unreasonably. Licensee agrees to

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provide any additional information reasonably required by PHS to evaluate Licensee’s performance under this Agreement. Licensee may amend the Benchmarks at any time upon written consent by PHS. PHS shall not unreasonably withhold approval of any request of Licensee to extend the time periods of this schedule if such request is supported by a reasonable showing by Licensee of diligence in its performance under the Commercial Development Plan and toward bringing the Licensed Products to the point of Practical Application.

9.03	Licensee shall report to PHS the dates for achieving Benchmarks specified in Appendix E and the First Commercial Sale in each country in the Licensed Territory within thirty (30) days of such occurrences.

9.04	Licensee shall submit to PHS within sixty (60) days after each calendar half-year ending June 30 and December 31 a royalty report setting forth for the preceding half-year period the amount of the Licensed Products sold or Licensed Processes practiced by or on behalf of Licensee in each country within the Licensed Territory, the Net Sales, and the amount of royalty accordingly due. With each such royalty report, Licensee shall submit payment of the earned royalties due. If no earned royalties are due to PHS for any reporting period, the written report shall so state. The royalty report shall be certified as correct by an authorized officer of Licensee and shall include a detailed listing of all deductions made under Paragraph 2.10 to determine Net Sales made under Article 6 to determine royalties due.

9.05	Royalties due under Article 6 shall be paid in U.S. dollars. For conversion of foreign currency to U.S. dollars, the conversion rate shall be the New York foreign exchange rate quoted in The Wall Street Journal on the day that the payment is due. All checks and bank drafts shall be drawn on United States banks and shall be payable, as appropriate, to “NIH/Patent Licensing.” All such payments shall be sent to the following address: NIH, P.O. Box 360120, Pittsburgh, PA 15251-6120. Any loss of exchange, value, taxes, or other expenses incurred in the transfer or conversion to U.S. dollars shall be paid entirely by Licensee. The royalty report required by Paragraph 9.04 of this Agreement shall accompany each such payment, and a copy of such report shall also be mailed to PHS at its address for notices indicated on the Signature Page of this Agreement.

9.06	Licensee shall be solely responsible for determining if any tax on royalty income is owed outside the United States and shall pay any such tax and be responsible for all filings with appropriate agencies of foreign governments.

9.07	Interest and penalties may be assessed by PHS on any overdue payments in accordance with the Federal Debt Collection Act. The payment of such late charges shall not prevent PHS from exercising any other rights it may have as a consequence of the lateness of any payment.

9.08	All plans and reports required by this Article 9 and marked “confidential” by Licensee shall, to the extent permitted by law, be treated by PHS as commercial and financial information obtained from a person and as privileged and confidential, and any proposed disclosure of such records by the PHS under the Freedom of Information Act (FOIA), 5 U.S.C.’ 552 shall be subject to the predisclosure notification requirements of 45 CFR’ 5.65(d).

10.	PERFORMANCE

10.01	Licensee shall use its reasonable best efforts to bring the Licensed Products and Licensed Processes to Practical Application. “Reasonable best efforts” for the purposes of this provision shall include adherence to the Commercial Development Plan at Appendix F and performance of the Benchmarks at Appendix E.

10.02	Upon the First Commercial Sale, until the expiration of this Agreement, Licensee shall use its reasonable best efforts to make Licensed Products and Licensed Processes reasonably accessible to the United States public.

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11.	INFRINGEMENT AND PATENT ENFORCEMENT

11.01	PHS and Licensee agree to notify each other promptly of each infringement or possible infringement of the Licensed Patent Rights, as well as any facts which may affect the validity, scope, or enforceability of the Licensed Patent Rights of which either Party becomes aware.

11.02	In the event that a declaratory judgment action alleging invalidity of any of the Licensed Patent Rights shall be brought against PHS, PHS agrees to notify Licensee that an action alleging invalidity has been brought. PHS does not represent that it will commence legal action to defend against a declaratory action alleging invalidity. Licensee shall take no action to compel the Government either to initiate or to join in any such declaratory judgment action. Should the Government be made a party to any such suit by motion or any other action of Licensee, Licensee shall reimburse the Government for any costs, expenses, or fees which the Government incurs as a result of such motion or other action. Upon Licensee’s payment of all costs incurred by the Government as a result of Licensee’s joinder motion or other action, these actions by Licensee will not be considered a default in the performance of any material obligation under this Agreement.

12.	NEGATION OF WARRANTIES AND INDEMNIFICATION

12.01	PHS offers no warranties other than those specified in Article 1.

12.02	PHS does not warrant the validity of the Licensed Patent Rights and makes no representations whatsoever with regard to the scope of the Licensed Patent Rights, or that the Licensed Patent Rights may be exploited without infringing other patents or other intellectual property rights of third parties.

12.03	PHS MAKES NO WARRANTIES, EXPRESSED OR IMPLIED, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OF ANY SUBJECT MATTER DEFINED BY THE CLAIMS OF THE LICENSED PATENT RIGHTS OR TANGIBLE MATERIALS RELATED THERETO.

12.04	PHS does not represent that it will commence legal actions against third parties infringing the Licensed Patent Rights.

12.05	Licensee shall indemnify and hold PHS, its employees, students, fellows, agents, and consultants harmless from and against all liability, demands, damages, expenses, and losses, including but not limited to death, personal injury, illness, or property damage in connection with or arising out of: a) the use by or on behalf of Licensee, its directors, employees, or third parties of any Licensed Patent Rights; or b) the design, manufacture, distribution, or use of any Licensed Products, Licensed Processes or materials by Licensee, or other products or processes developed in connection with or arising out of the Licensed Patent Rights. Licensee agrees to maintain a liability insurance program consistent with sound business practice.

13.	TERM, TERMINATION, AND MODIFICATION OF RIGHTS

13.01	This Agreement is effective when signed by all parties and shall extend to the expiration of the last to expire of the Licensed Patent Rights unless sooner terminated as provided in this Article 13.

13.02	In the event that Licensee is in default in the performance of any material obligations under this Agreement, including but not limited to the obligations listed in Article 13.05, and if the default has not been remedied within ninety (90) days after the date of notice in writing of such default, PHS may terminate this Agreement by written notice and pursue outstanding amounts owed through procedures provided by the Federal Debt Collection Act.

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13.03	In the event that Licensee becomes insolvent, files a petition in bankruptcy, has such a petition filed against it, determines to file a petition in bankruptcy, or receives notice of a third party’s intention to file an involuntary petition in bankruptcy, Licensee shall immediately notify PHS in writing. Furthermore, PHS shall have the right to terminate this Agreement immediately upon Licensee’s receipt of written notice.

13.04	Licensee shall have a unilateral right to terminate this Agreement in any country or territory by giving PHS sixty (60) days written notice to that effect.

13.05	PHS shall specifically have the right to terminate or modify, at its option, this Agreement, if PHS determines that the Licensee: 1) is not executing the Commercial Development Plan submitted with its request for a license and the Licensee cannot otherwise demonstrate to PHS’s satisfaction that the Licensee has taken, or can be expected to take within a reasonable time, effective steps to achieve Practical Application of the Licensed Products or Licensed Processes; 2) has not achieved the Benchmarks as may be modified under Paragraph 9.02; 3) has willfully made a false statement of, or willfully omitted, a material fact in the license application or in any report required by the license Agreement; 4) has committed a material breach of a covenant or agreement contained in the license; 5) is not keeping Licensed Products or Licensed Processes reasonably available to the public after commercial use commences; 6) cannot reasonably satisfy unmet health and safety needs; or 7) cannot reasonably justify a failure to comply with the domestic production requirement of Paragraph 5.02 unless waived. In making this determination, PHS will take into account the normal course of such commercial development programs conducted with sound and reasonable business practices and judgment and the annual reports submitted by Licensee under Paragraph 9.02. Prior to invoking this right, PHS shall give written notice to Licensee providing Licensee specific notice of, and a ninety (90) day opportunity to respond to, PHS’s concerns as to the previous items 1) to 7). If Licensee fails to alleviate PHS’s concerns as to the previous items 1) to 7) or fails to initiate corrective action to PHS’s satisfaction, PHS may terminate this Agreement.

13.06	PHS reserves the right according to 35 U.S.C.’ 209(f)(4) to terminate or modify this Agreement if it is determined that such action is necessary to meet requirements for public use specified by federal regulations issued after the date of the license and such requirements are not reasonably satisfied by Licensee.

13.07	Within thirty (30) days of receipt of written notice of PHS’s unilateral decision to modify or terminate this Agreement, Licensee may, consistent with the provisions of 37 CFR 404.11, appeal the decision by written submission to the designated PHS official. The decision of the designated PHS official shall be the final agency decision. Licensee may thereafter exercise any and all administrative or judicial remedies that may be available.

13.08	Within ninety (90) days of expiration or termination of this Agreement under this Article 13, a final report shall be submitted by Licensee. Any royalty payments, including those incurred but not yet paid (such as the full minimum annual royalty), and those related to patent expense, due to PHS shall become immediately due and payable upon termination or expiration. Unless otherwise specifically provided for under this Agreement, upon termination or expiration of this Agreement, Licensee shall return all Licensed Products or other materials included within the Licensed Patent Rights to PHS or provide PHS with certification of the destruction thereof.

14.	GENERAL PROVISIONS

14.01	Neither Party may waive or release any of its rights or interests in this Agreement except in writing. The failure of the Government to assert a right hereunder or to insist upon compliance with any term or condition of this Agreement shall not constitute a waiver of that right by the Government or excuse a similar subsequent failure to perform any such term or condition by Licensee.

14.02	This Agreement constitutes the entire agreement between the Parties relating to the subject matter of the Licensed Patent Rights, and all prior negotiations, representations, agreements, and understandings are merged into, extinguished by, and completely expressed by this Agreement.

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14.03	The provisions of this Agreement are severable, and in the event that any provision of this Agreement shall be determined to be invalid or unenforceable under any controlling body of law, such determination shall not in any way affect the validity or enforceability of the remaining provisions of this Agreement.

14.04	If either Party desires a modification to this Agreement, the Parties shall, upon reasonable notice of the proposed modification by the Party desiring the change, confer in good faith to determine the desirability of such modification. No modification will be effective until a written amendment is signed by the signatories to this Agreement or their designees.

14.05	The construction, validity, performance, and effect of this Agreement shall be governed by Federal law as applied by the Federal courts in the District of Columbia.

14.06	All notices required or permitted by this Agreement shall be given by prepaid, first class, registered or certified mail or by an express/overnight delivery service provided by a commercial carrier, properly addressed to the other Party at the address designated on the following Signature Page, or to such other address as may be designated in writing by such other Party. Notices shall be considered timely if such notices are received on or before the established deadline date or sent on or before the deadline date as verifiable by U.S. Postal Service postmark or dated receipt from a commercial carrier. Parties should request a legibly dated U.S. Postal Service postmark or obtain a dated receipt from a commercial carrier or the U.S. Postal Service. Private metered postmarks shall not be acceptable as proof of timely mailing.

14.07	This Agreement shall not be assigned by Licensee except: a) with the prior written consent of PHS, such consent not to be withheld unreasonably; or b) as part of a sale or transfer of substantially the entire business of Licensee relating to operations which concern this Agreement. Licensee shall notify PHS within ten (10) days of any assignment of this Agreement by Licensee, and Licensee shall pay PHS, as an additional royalty, one percent (1%) of the fair market value of any consideration received for any assignment of this Agreement within thirty (30) days of such assignment.

14.08	Licensee agrees in its use of any PHS-supplied materials to comply with all applicable statutes, regulations, and guidelines, including PHS and DHHS regulations and guidelines. Licensee agrees not to use the materials for research involving human subjects or clinical trials in the United States without complying with 21 CFR Part 50 and 45 CFR Part 46. Licensee agrees not to use the materials for research involving human subjects or clinical trials outside of the United States without notifying PHS, in writing, of such research or trials and complying with the applicable regulations of the appropriate national control authorities. Written notification to PHS of research involving human subjects or clinical trials outside of the United States shall be given no later than sixty (60) days prior to commencement of such research or trials.

14.09	Licensee acknowledges that it is subject to and agrees to abide by the United States laws and regulations (including the Export Administration Act of 1979 and Arms Export Control Act) controlling the export of technical data, computer software, laboratory prototypes, biological material, and other commodities. The transfer of such items may require a license from the cognizant Agency of the U.S. Government or written assurances by Licensee that it shall not export such items to certain foreign countries without prior approval of such agency. PHS neither represents that a license is or is not required or that, if required, it shall be issued.

14.10	Licensee agrees to mark the Licensed Products or their packaging sold in the United States with all applicable U.S. patent numbers and similarly to indicate “Patent Pending” status. All Licensed Products manufactured in, shipped to, or sold in other countries shall be marked in such a manner as to preserve PHS patent rights in such countries.

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14.11	By entering into this Agreement, PHS does not directly or indirectly endorse any product or service provided, or to be provided, by Licensee whether directly or indirectly related to this Agreement. Licensee shall not state or imply that this Agreement is an endorsement by the Government, PHS, any other Government organizational unit, or any Government employee. Additionally, Licensee shall not use the names of NIH, CDC, PHS, or DHHS or the Government or their employees in any advertising, promotional, or sales literature without the prior written consent of PHS.

14.12	The Parties agree to attempt to settle amicably any controversy or claim arising under this Agreement or a breach of this Agreement, except for appeals of modifications or termination decisions provided for in Article 13. Licensee agrees first to appeal any such unsettled claims or controversies to the designated PHS official, or designee, whose decision shall be considered the final agency decision. Thereafter, Licensee may exercise any administrative or judicial remedies that may be available.

14.13	Nothing relating to the grant of a license, nor the grant itself, shall be construed to confer upon any person any immunity from or defenses under the antitrust laws or from a charge of patent misuse, and the acquisition and use of rights pursuant to 37 CFR Part 404 shall not be immunized from the operation of state or Federal law by reason of the source of the grant.

14.14	Paragraphs 8.01, 9.06-9.08, 12.01-12.05, 13.07, 13.08, and 14.12 of this Agreement shall survive termination of this Agreement.

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PHS PATENT LICENSE AGREEMENT—NONEXCLUSIVE

SIGNATURE PAGE

For PHS:

/s/ Jack Spiegel	12/17/99
Jack Spiegel, Ph.D.	Date
Director, Division of Technology Development and Transfer Office of Technology Transfer National Institutes of Health

Mailing Address for Notices:

Office of Technology Transfer National Institutes of Health 6011 Executive Boulevard, Suite 325 Rockville, Maryland 20852-3804 U.S.A.

For Licensee (Upon, information and belief, the undersigned expressly certifies or affirms that the contents of any statements of Licensee made or referred to in this document are truthful and accurate.):

by: /s/ Jim Walsh	3/12/99
Signature of Authorized Official	Date

/s/ Jim Walsh
Printed Name

DIRECTOR COO
Title

Official and Mailing Address for Notices:

Dr. James Walsh

Chief Operating Officer

Trinity Biotech Plc

IDA Business Park

Southern Cross Rd.

Bray

Co. Wicklow

Ireland

Phone: 353-1-2769800

Fax: 353-1-2769888

Any false or misleading statements made, presented, or submitted to the Government, including any relevant omissions, under this Agreement and during the course of negotiation of this Agreement are subject to all applicable civil and criminal statutes including Federal statutes 31 U.S.C.” 3801-3812 (civil liability) and 18 U.S.C.’ 1001 (criminal liability including fine(s) and/or imprisonment).

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APPENDIX A—Patent(s) or Patent Application(s)

Patent(s) or Patent Application(s):

USPA SN 06/602,945, filed April 23, 1984, (USPN 4,520,113, issued May 28, 1985) “Serological Detection of Antibodies to HTLV-III in Sera of Patients with AIDS and Pre-AIDS Conditions”

USPA SN 06/602,946, filed April 23, 1984, (USPN 4,647,773, issued March 3, 1987) “Method of Continuous Production of Retrovirus (HTLV-III) from Patients with AIDS and Pre-AIDS”

USPA SN 06/643,729, filed August 24, 1984, (USPN 4,652,599, issued March 24, 1987) “Method of Continuous Production of Retrovirus (HTLV-III) from Patients with AIDS and Pre-AIDS Using Permissive Cells”

USPA SN 06/785,638, filed October 8, 1985, (USPN 4,708,818, issued November 24, 1987) “Human Immunodeficiency Viruses Associated with Acquired Immune Deficiency Syndrome (AIDS), A Diagnostic Method for AIDS and Pre-AIDS and a Kit Therefor”

USPA SN 07/117,937, filed November 5, 1987, (USPN 5,135,684, issued August 4, 1992) “Human Immunodeficiency Viruses Associated with Acquired Immune Deficiency Syndrome (AIDS), A Diagnostic Method for AIDS and Pre-AIDS and a Kit Therefor’’

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APPENDIX B—Licensed Fields of Use and Territory

Licensed Fields of Use:

Development, manufacture and sales of immunodiagnostic products for detection of HIV-1 antibodies.

Licensed Territory:

Worldwide

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APPENDIX C—Royalties

Royalties:

Licensee agrees to pay to PHS a noncreditable, nonrefundable license issue royalty in the amount of Ten Thousand Dollars ($10,000). Half of this amount shall be due on December 31, 1999. The other half shall be due on December 31, 2000.

Licensee agrees to pay to PHS a nonrefundable minimum annual royalty in the amount of Ten Thousand Dollars ($10,000).

Licensee agrees to pay PHS earned royalties on Net Sales by or on behalf of Licensee as follows:

Six Percent (6%) of Net Sales of all Licensed Products made or sold in the Licensed Territory.

Licensee agrees to pay PHS benchmark royalties as follows:

None.

Licensee agrees to pay PHS Twenty Eight Thousand Five Hundred Thirty Dollars ($28,530) for Earned Royalties on sales of Licensed Products between January 1, 1992 and December 31, 1998 as calculated below using an earned royalty rate of 6%. Half of this amount shall be due upon signing of this Agreement. The other half shall be due on December 31, 1999.

Year	Net sales	Net HIV-1 sales	Royalty @ 6%
1992	0	0	0
1993	20,000	10,000	600
1994	88,000	44,000	2,640
1995	210,000	105,000	6,300
1996	90,000	45,000	2,700
1997	188,000	94,000	5,640
1998	355,000	177,500	10,650

Total	951,000	475,500	28,530

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APPENDIX D—Modifications

PHS and Licensee agree to the following modifications to the Articles and Paragraphs of this Agreement:

(New)

2.12	Combined Product means a product that contains a Licensed Product along with at least one other active component or ingredient not covered by the Licensed Patent Rights.

(New)

2.13	If the Licensee sells a Combined Product, the Net Sales for purposes of earned royalty determination under Article 6 shall be the market price of the Licensed Product content of the Combined Product when sold separately. If the Licensed Product is not sold separately, then Net Sales upon which a royalty is paid shall be the greater of (a) the market price at which the Licensed Product reasonably could be sold as a separate item, or (b) Net Sales of the Combined Product multiplied by a factor 1/x where x is the number of active components or ingredients contained in the Combined Product up to a maximum of x=3.

5.01	Deleted in its entirety.

(Amended)

6.01	Licensee agrees to pay to PHS a noncreditable, nonrefundable license issue royalty as set forth in Appendix C ~~within thirty (30) days from the date that this Agreement becomes effective~~ according to the payment schedule in Appendix C.

(Amended)

6.02	Licensee agrees to pay to PHS a nonrefundable minimum annual royalty as set forth in Appendix C beginning January 1, 2000. The minimum annual royalty is due and payable, half on June 30, the other half on December 31 ~~on January 1~~ of each calendar year and may be credited against any earned royalties due for sales made in that year. The minimum annual royalty due for the first calendar year of this Agreement may be prorated according to the fraction of the calendar year remaining between the effective date of this Agreement and the next subsequent January 1.

6.08	Deleted in its entirety.

6.09	Deleted in its entirety.

6.10	Deleted in its entirety.

8.02	Deleted in its entirety.

(Amended)

9.03	Licensee shall report to PHS the dates for achieving ~~Benchmarks specified in Appendix E and~~ the First Commercial Sale in each country in the Licensed Territory within thirty (30) days of such occurrences.

(Amended)

13.01	This Agreement is effective as of January 1, 1992, ~~when signed by all parties~~ and shall extend to the expiration of the last to expire of the Licensed Patent Rights unless sooner terminated as provided in this Article 13.

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APPENDIX E—Benchmarks and Performance

Licensee agrees to the following Benchmarks for its performance under this Agreement and, within thirty (30) days of achieving a Benchmark, shall notify PHS that the Benchmark has been achieved.

None.

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APPENDIX F—Commercial Development Plan

The Commercial Development Plan shall be as described in Licensee’s Application for License to Public Health Service Inventions.

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APPENDIX G—U.S. Manufacturing Waiver

DEPARTMENT OF HEALTH & HUMAN SERVICES	Public Health Service National Institutes of Health
Office of Technology Transfer National Institutes of Health 6011 Executive Boulevard Rockville, MD 20852

November 3, 1999

Dr. James Walsh

COO

Trinity Biotech Plc

IDA Business Park

Southern Cross Rd.

Bray, Co. Wicklow

Ireland

SUBJECT:	Trinity Biotech Plc Request for a Waiver of the U.S. Manufacturing Requirement for Production of HIV Test Kits—OTT Ref. No. L-165-99/0

Dear Dr. Walsh:

I am pleased to inform you that the NIH Office of Technology Transfer (OTT) has granted Trinity Biotech Plc’s request for a waiver of the U.S. manufacturing requirement for the production of HIV test kits. Based on a review of information supplied by your company, OTT concluded that it will not be commercially feasible for Trinity to produce its rapid HIV test kits in the United States. A condition of this waiver is that any new plant built by Trinity, for production of HIV test kits for sale in the United States, must be built in the United States.

We look forward to completing the nonexclusive license agreement associated with this waiver request. Thank you for your interest in NIH technology.

Sincerely,

/s/ Jack Spiegel
Jack Spiegel, Ph.D.
Director, Division of Technology Development and Transfer

cc:

Kathleen Sybert, NCI

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